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Filed by Novellus Systems, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities and Exchange Act of 1934, as amended.

Commission File No.: 0-17157

Subject Company:  Novellus Systems, Inc. and GaSonics International Corporation


[NOVELLUS LOGO]                                                  [GASONICS LOGO]


Contacts: Robert H. Smith                    Rammy Rasmussen
          Chief Financial Officer            Chief Financial Officer
          Novellus Systems, Inc.             Gasonics International
          Phone:  408/943-9700               Phone:  408/570-7196
          Fax:  408/943-3448                 Fax:  408/570-7140
          Email: robert.smith@novellus.com   Email: Rammy_Rasmussen@gasonics.com


                              FOR IMMEDIATE RELEASE

            NOVELLUS MAKES MAJOR MOVE INTO SURFACE PREPARATION MARKET
                         THROUGH ACQUISITION OF GASONICS

               MERGER EXTENDS NOVELLUS' LEADERSHIP IN COPPER DUAL
                 DAMASCENE PROCESSING; ADDRESSES KEY BARRIER TO
                      INTEGRATION OF COPPER/LOW-K MATERIALS

SAN JOSE, Calif., Oct. 25, 2000 - Novellus Systems, Inc. (Nasdaq:NVLS), the leader in thin film deposition technology for the semiconductor industry, and Gasonics International Corporation (Nasdaq:GSNX), a leading supplier of dry resist removal and surface preparation equipment for semiconductor manufacturers, today announced that Novellus will acquire all outstanding shares of Gasonics in a stock-for-stock merger transaction valued at approximately $347 million. The acquisition will provide Novellus with a leading position in the emerging market for surface preparation equipment, a critical enabling technology as the industry evolves towards copper dual damascene manufacturing processes and ever smaller devices.

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As interconnect structures migrate towards smaller feature sizes and higher aspect ratios, issues involving surface preparation become a barrier to the extendibility and reproducibility of deposition processes. Residual contamination from improperly prepared surfaces can affect the deposition and adhesion of subsequent dielectric or metal layers. In addition, the transition to low-k dielectrics is driving a complete change in photoresist stripping technology since current processes are incompatible with these low-k materials. Gasonics will form the nucleus of a new surface preparation business for Novellus, providing the key building blocks for addressing these new challenges in interconnects.

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NOVELLUS TO ACQUIRE GASONICS . . . . . . . . . . . . . . . . . . . . PAGE 2 OF 5

"As we look at the emerging challenges in semiconductor manufacturing, it is clear that preparation of the device surface prior to deposition will become an increasingly important concern in building high-performance interconnects," said Richard Hill, chairman and CEO of Novellus. "No longer is this a business characterized by relatively low-technology approaches to removing photoresists and residues from the device. We see surface preparation as a key manufacturing technology in the future, with a direct impact on the yield and performance of the interconnect structure. The opportunity to interactively optimize the surface preparation and deposition steps for overall performance will give Novellus a major advantage in extending copper/low-k processes to advanced devices. We believe our engineering resources, coupled with Gasonics' depth of knowledge and market leadership in surface preparation, will enable us to innovate in this area and rapidly bring new technologies to the market."

As a member of the Damascus Alliance, Gasonics has already been working closely with Novellus on issues related to copper dual damascene integration. "Gasonics already shares some common cultural values with Novellus, including a focus on productivity, manufacturing performance and an emphasis on design simplicity in our products," said Asuri Raghavan, president and CEO of Gasonics. "We believe that the depth of Novellus' hardware, process and software engineering resources will help us accelerate our new products to market. In addition, having access to Novellus' global network of sales and service personnel and the strength of the company's position in major accounts will allow us to improve our position in the market."

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TERMS OF THE AGREEMENT

Under the terms of the agreement, Novellus will acquire Gasonics in a stock-for-stock merger transaction valued at approximately $347 million. Each share of Gasonics common stock outstanding as of the closing date will be converted into 0.52 shares of Novellus common stock on

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NOVELLUS TO ACQUIRE GASONICS .  .  .  .  .  .  .  .  .  .  .  .  .   PAGE 3 OF 5

a fixed exchange ratio basis. The merger will be accounted for as a pooling transaction and is intended to qualify as a tax-free reorganization under IRS regulations.

The transaction has been approved by the board of directors of both companies and is expected to formally close in the first quarter of 2001. The combined revenues of the new entity is expected to be $2.25 billion in 2001. The earnings-per-share effect of the merger is expected to be immediately accretive.

Gasonics has 550 employees worldwide, and is headquartered in San Jose, California. All employees of Gasonics are expected to become employees of Novellus. Novellus currently has 2,600 employees worldwide, and is also headquartered in San Jose.

Novellus has also announced that its board of directors has rescinded its authorization for the purchase of common stock under the common stock purchase program.

CONFERENCE CALL

Novellus and Gasonics will hold a conference call and webcast on October 26, 2000, at 9:00 a.m. EDT to discuss the transaction. The webcast of the conference call may be accessed from Novellus' home page at www.novellus.com, or by clicking on StreetFusion and following the instructions.

ABOUT GASONICS

Gasonics International is a leading developer and global supplier of photoresist and residue removal technologies. The company's products, which are sold to leading semiconductor manufacturers worldwide, allow customers to integrate manufacturing process steps as well as increase yields and

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throughput. Gasonics also provides low-pressure chemical vapor deposition systems for the flat panel display industry. Headquartered in San Jose, Calif., Gasonics supports its installed base of more than 2,000 single-wafer systems through a global sales and support network. Additional information about the company is available on Gasonics' website, located at www.gasonics.com.

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NOVELLUS TO ACQUIRE GASONICS .  .  .  .  .  .  .  .  .  .  .  .  .   PAGE 4 OF 5

ABOUT NOVELLUS

Novellus Systems Inc. manufactures, markets and services advanced systems for the deposition of thin films on semiconductor wafers. The company's products are designed for high-volume production of advanced, leading-edge semiconductor devices at the lowest possible cost. Headquartered in San Jose, Calif., with subsidiaries in the United Kingdom, France, Germany, The Netherlands, Spain, China, Japan, Korea, Singapore and Taiwan, Novellus is a publicly traded company on the Nasdaq stock exchange (Nasdaq: NVLS). Additional information about the company is available on Novellus' home page on the World Wide Web, located at www.novellus.com.


FORWARD-LOOKING STATEMENTS

Except for the historical information presented, certain matters discussed in this press release are forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such statements. Forward-looking statements in this release include statements regarding financial forecasts, market growth predictions, leadership positions, bringing new technologies and products to the market, and the likelihood and timing of closing. Factors that could cause actual results to differ materially include risks and uncertainties such as the failure of Gasonics' technology to complement and/or broaden Novellus' current technologies, the ability of the combined company to create anticipated synergies and increased product sales as a result of the acquisition, and possible difficulties in combining the operating plans and scientific cultures of Novellus and Gasonics. These risks are detailed from time to time in Novellus' and Gasonics' public disclosure filings with the U.S. Securities and Exchange Commission (SEC), including Novellus' annual report on Form 10-K for the fiscal year ended December 31, 1999, Novellus' Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2000, June 30, 2000, and September 30, 2000, Novellus' Registration Statement on Form S-3 filed on April 5, 2000, and Novellus' Form 8-K filed on April 21, 2000, Gasonics' annual report on Form 10-K for the fiscal year ended September 30, 1999, Gasonics' Quarterly Reports on Form 10-Q for the fiscal quarters ended December 31, 1999, March 31, 2000, and June 30, 2000, Gasonics' Registration Statements on Form S-3 filed on April 10, 2000 and October 3, 2000, and Gasonics' Form 8-K filed on September 27, 2000. Copies of Novellus' and Gasonics' public disclosure filings with the SEC are available from their respective investor relations departments.

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ADDITIONAL INFORMATION, AND WHERE TO FIND IT

Contemporaneously with this filing pursuant to SEC Rule 14a-12 (and SEC Rule
425), Gasonics is filing a Current Report on Form 8-K containing information concerning the expected participants in Gasonics' solicitation of proxies in connection with the proposed merger of Gasonics with a subsidiary of Novellus (the "Merger") (the "October 26 Form 8-K"), which is incorporated herein by reference. Investors are urged to read the October 26 Form 8-K carefully. In addition, it is expected that Novellus will file a Registration Statement on Form S-4 with the SEC in conjunction

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NOVELLUS TO ACQUIRE GASONICS .  .  .  .  .  .  .  .  .  .  .  .  .   PAGE 5 OF 5

with the Merger (the "Registration Statement"). The Registration Statement will include a proxy statement of Gasonics with respect to Gasonics stockholders' vote on the proposed Merger and a prospectus of Novellus with respect to the Novellus shares to be issued to Gasonics stockholders in the proposed merger (the "Proxy Statement/Prospectus"). Gasonics plans to mail the Proxy Statement/Prospectus to its stockholders. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Proxy Statement/Prospectus will contain important information about Gasonics, Novellus, the Merger, the persons soliciting proxies relating to the merger, their interests in the merger, and related matters. Investors and security holders will be able to obtain free copies of these documents through the Web site maintained by the SEC at http://www.sec.gov. Free copies of the Proxy Statement/Prospectus and these other documents may also be obtained from (i) Gasonics by directing a request by mail or telephone to Gasonics, 404 East Plumeria Dr., San Jose, CA 95134, attention: Rammy Rasmussen; telephone (408) 570-7400, and (ii) Novellus by directing a request by mail or telephone to Novellus, 4000 N. 1st St., San Jose, CA 95134, attention: Bob Smith, telephone
(408)943-9700. In addition to the Registration Statement and the Proxy Statement/Prospectus, Gasonics and Novellus file annual, quarterly, and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements, or other information filed by Gasonics or Novellus at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York, and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Gasonics' and Novellus' filings with the SEC are also available to the public from commercial document-retrieval services and at the Web site maintained by the SEC at http://www.sec.gov.

PARTICIPANTS IN SOLICITATION

Gasonics, its directors, executive officers and certain other members of management and employees may be soliciting proxies from Gasonics stockholders in favor of the adoption and approval of the Merger Agreement and approval of the Merger and related matters. Information concerning the participants in the solicitiation will be set forth in a Current Report on Form 8-K filed by Gasonics on October 26, 2000, and will also be set forth in the Registration Statement, and the Proxy Statement/Prospectus under the heading "Interests of Certain Persons in the Merger."

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